SHINAH CHANG 310.728.3061/fax: 310.229.1001 schang@akingump.com

July 13, 2012

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	EVERTEC, LLC

EVERTEC Finance Corp.

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-182006)

Dear Ladies/Gentlemen:

On behalf of EVERTEC, LLC and EVERTEC Finance Corp. (the “Companies”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 to a Registration Statement on Form S-4 (the “Amendment”), covering $40,000,000 aggregate principal amount of 11% Senior Notes due 2018 (“Senior Notes”) which will be offered by the Company in exchange for a like principal amount of its outstanding 11% Senior Notes due 2018, which were issued on May 7, 2012 in a private offering under Rule 144A and Regulation S. The Amendment has been marked to indicate changes from the Registration Statement on Form S-4 that was originally filed on June 8, 2012.

If any questions should arise in the course of your review of the enclosed, please call me at the contact information listed above or Rosa A. Testani at (212) 872-8115.

Sincerely,

/s/ Shinah Chang

Shinah Chang

Enclosures

cc:	Luisa Wert Serrano